Exhibit 99.3

1UPX A Proposals — The Board of Directors recommend a vote FOR all the nominees listed. 04A3QB 01 - Ruma Bose 02 - Cristina Dolan 03 - David Fergusson 1. Re-election of the following seven nominees to the Company’s board of directors, each to hold office until the next annual general meeting of shareholders, or until their earlier death, resignation, or removal: For Against Abstain For Against Abstain For Against Abstain Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. B Authorized Signatures — This section must be completed for your vote to count. Please date and sign below. 04 - Joao Carlos Creus Moreira 05 - John O’Hara 06 - Eric Pellaton 07 - Peter Ward 2026 Annual Meeting Proxy Card Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.q MMMMMMMMMMMM MMMMMMMMM 1234 5678 9012 345 688219 000001MR A SAMPLE DESIGNATION (IF ANY) ADD 1 ADD 2 ADD 3 ADD 4 ADD 5 ADD 6 ENDORSEMENT_LINE______________ SACKPACK_____________ MMMMMMMMMMMMMMM C123456789 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 2024 MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND C 1234567890 J N T MMMMMMM Save paper, time and money! Sign up for electronic delivery at www.investorvote.com/LAES Online Go to www.investorvote.com/LAES or scan the QR code — login details are located in the shaded bar below. You may vote online instead of mailing this card. Your vote matters – here’s how to vote! Votes submitted electronically must be received by 11:59 p.m., EST, on May 5, 2026.

Small steps make an impact. Help the environment by consenting to receive electronic delivery, sign up at www.envisionreports.com/LAES Notice of 2026 Annual Meeting of Shareholders Proxy Solicited by Board of Directors for Annual Meeting — May 7, 2026 Joao Carlos Creus Moreira, the Chair of the Annual General Meeting, or ____________________________ of _______________________________________, is hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Shareholders of SEALSQ to be held on May 7, 2026 or at any postponement or adjournment thereof. If any proxy other than the Chair is preferred, strike out the words “Joao Carlos Creus Moreira, the Chair of the Annual General Meeting” in the paragraph above, and insert the name and address of the proxy desired in the space provided. A proxy need not be a shareholder of the Company. Shares represented by this proxy will be voted by the stockholder. If no such directions are indicated, the Proxies will have authority to vote FOR the election of the Board of Directors. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting. Returning this completed form of proxy card will not preclude you from attending the Annual General Meeting and voting in person if you so wish. SEALSQ CORP C Non-Voting Items q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.q Change of Address — Please print new address below. Comments — Please print your comments below. 2026 Annual Meeting Admission Ticket 2026 Annual Meeting of SEALSQ Corp Shareholders May 7, 2026, 09:00 a.m. EST WeWork Office Space, Wynwood Garage, 360 NW 27th St, Miami, FL 33127 Upon arrival, please present this admission ticket and photo identification at the registration desk.